SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                             TOWER AUTOMOTIVE, INC.
                   (Name of Subject Company and Person Filing)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $17.125 OR MORE
                         (Title of Class of Securities)

                                    891707101
                      (CUSIP Number of Class of Securities)

                                Anthony A. Barone
                             Chief Financial Officer
                              5211 Cascade Road, SE
                          Grand Rapids, Michigan 49546
                                 (616) 802-1600
            (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and communications on Behalf of
                         the Person(s) Filing Statement)

                                 With a copy to:
                              Michael G. Wooldridge
                     Varnum, Riddering, Schmidt & HowlettLLP
                              333 Bridge Street, NW
                          Grand Rapids, Michigan 49504
                                 (616) 336-6000

                            CALCULATION OF FILING FEE
               -------------------------------------------------
     Transaction Valuation*                            Amount of Filing Fee
          $6,001,956.7                                       $1,200.39

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,688,000 shares of common stock of the company having an aggregate value of $6,001,956.7, will be exchanged in response to this offer. The aggregate value of the options was calculated based on the Black-Scholes Option Pricing Model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1 percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    Not applicable.     Filing party:     Not applicable.
Form of registration No.:  Not applicable.     Date filed:       Not applicable.

[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third party tender offer subject to Rule 14d-1.
[   ] going-private transaction subject to Rule 13e-3.
[ X ] issuer tender offer subject to Rule 13e-4.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                             INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities Exchange Commission on July 25, 2001, as amended by Amendment No. 1 thereto filed on July 26, 2001, and Amendment No. 2 filed on August 27, 2001 (the "Schedule TO"), relating to the offer by Tower Automotive, Inc., a Delaware corporation (the "Company"), to certain of its active employees to exchange all options to purchase shares of common stock, par value $.01 per share, of the Company (the "Common Stock") having an exercise price equal to or greater than $17.125 per share, which are outstanding under the Tower Automotive, Inc. 1994 Key Colleague Stock Option Plan and the Tower Automotive, Inc. Long Term Incentive Plan (collectively, the "Plans") for restricted shares of Common Stock that will be issued under one or more of the Plans, upon the terms and subject to the conditions described in the Offer to Exchange dated July 25, 2001, and the related Letter of Transmittal.

ITEM 2.  SUBJECT COMPANY INFORMATION

     The safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Securities Exchange Act of 1934, as amended (the "Act"). The Act does not provide this protection for tender offers. Therefore, to the extent this offer to purchase includes forward-looking statements, the safe harbor provided by the Act is not available to the Company for any such forward-looking statements.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete, and correct.

                                       TOWER AUTOMOTIVE, INC.



                                       By: /s/
                                           Anthony A. Barone
                                           Chief Financial Officer

Dated:  September 5, 2001